EXHIBIT 12.1

ARGONAUT GROUP, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations before provision for income taxes	$81.5	$60.7	$135.3	$(21.1)	$3.3

Add:
Fixed charges	21.0	15.6	12.3	2.6	2.9

Total earnings (loss)	$102.5	$76.3	$147.6	$(18.5)	$6.2

Fixed charges
Interest expense, net	$15.0	$11.0	$8.4	$—	$—
Preferred stock dividends	3.4	3.8	2.8	—	—
Rental interest factor	2.6	2.1	2.1	2.2	2.7

Total fixed charges	$21.0	$16.9	$13.3	$2.2	$2.7

Ratio of earnings to fixed charges	4.9:1	4.5:1	11.1:1	(A )	2.3:1

(A)	Earnings were inadequate to cover fixed charges by $21.1 million